SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter ended October 31, 2003

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Exact name of registrant as specified in its charter)

Ireland

(Jurisdiction of incorporation or organization)

Trintech Group PLC

Trintech Building

South County Business Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Indicate by check whether the registrant files or will file annual reports under Form 20-F or Form 40-F. Form 20-F  ☒    Form 40-F  ☐

Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.     Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b):    82- N/A

Trintech Group PLC

Form 6-K

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	October 31, 2003	January 31, 2003
ASSETS
Current assets:
Cash and cash equivalents	$38,963	$42,559
Restricted cash	2,679	3,132
Accounts receivable, net of allowance for doubtful accounts of $1,960 and $1,884 respectively	7,334	10,085
Inventories	760	3,077
Value added taxes	301	617
Prepaid expenses and other assets	2,316	2,665

Total current assets	52,353	62,135
Property and equipment, net	1,119	1,674
Other non-current assets	1,821	3,095
Goodwill, net of accumulated amortization and impairment of $85,619 at October 31, 2003 and January 31, 2003 respectively	6,609	6,609

Total assets	$61,902	$73,513

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$2,889	$4,130
Accrued payroll and related expenses	1,748	2,439
Other accrued liabilities	9,177	10,602
Value added taxes	526	365
Warranty reserve	525	625
Deferred revenue	7,548	8,394

Total current liabilities	22,413	26,555

Non-current liabilities:
Capital leases due after more than one year	158	343
Government grants repayable and related loans	148	137
Deferred consideration	—	475

Provision for lease abandonment	263	920

Total non-current liabilities	569	1,875

Series B preference shares, $0.0027 par value 10,000,000 authorized;
None issued and outstanding	—	—

Shareholders’ equity:
Ordinary Shares, $0.0027 par value: 100,000,000 shares authorized; 30,228,907 and 30,523,413 shares issued and outstanding at October 31, 2003 and January 31, 2003 respectively)	83	83
Additional paid-in capital	245,682	245,622
Treasury shares (554,508 and 115,294 at October 31, 2003 and January 31, 2003 respectively)	(585)	(140)
Accumulated deficit	(202,752)	(199,015)
Deferred stock compensation	—	(34)

Accumulated other comprehensive loss	(3,508)	(1,433)

Total shareholders’ equity	38,920	45,083

Total liabilities and shareholders’ equity	$61,902	$73,513

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three months ended October 31,		Nine months ended October 31,
	2003	2002	2003	2002
Revenue:
Product	$2,522	$2,853	$6,915	$6,476
License	5,676	5,685	17,041	16,708
Service	2,293	2,874	6,809	9,188

Total Revenue	10,491	11,412	30,765	32,372

Cost of revenue:
Product	1,893	2,417	5,401	7,120
License	1,389	2,299	4,087	7,072
Service	1,139	2,064	4,402	6,737

Total Cost of Revenue	4,421	6,780	13,890	20,929

Gross Margin	6,070	4,632	16,875	11,443

Operating expenses:
Research & development	2,115	2,547	6,060	8,220
Sales & marketing	2,139	2,310	6,692	8,048
General & administrative	2,727	3,235	8,331	10,986
Restructuring charge	273	770	707	4,270
Amortization of purchased intangible assets	98	643	294	1,929
Goodwill impairment reversal on the adjustment of acquisition deferred consideration	—	—	(1,149)	—

Stock compensation	7	21	27	63

Total operating expenses	7,359	9,526	20,962	33,516

Income (loss) from operations	(1,289)	(4,894)	(4,087)	(22,073)
Interest income, net	57	189	217	591
Exchange (loss) gain, net	(22)	148	133	455

Income (loss) before provision for income taxes	(1,254)	(4,557)	(3,737)	(21,027)
Provision for income taxes	—	—	—	(108)

Net income (loss)	$(1,254)	$(4,557)	$(3,737)	$(21,135)

Basic and diluted net income (loss) per Ordinary Share	$(0.04)	$(0.15)	$(0.12)	$(0.69)

Shares used in computing basic and diluted net income (loss) per Ordinary Share	30,185,255	30,592,475	30,244,629	30,566,132

Basic and diluted net income (loss) per equivalent American Depositary Share	$(0.08)	$(0.30)	$(0.25)	$(1.38)

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Nine months ended October 31,
	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income (loss)	$(3,737)	$(21,135)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Depreciation and amortization	2,410	8,062
Stock compensation	27	63
(Profit) on marketable securities	—	(453)
Purchase of marketable securities	—	(202,368)
Sale of marketable securities	—	211,630
Effect of changes in foreign currency exchange rates	(1,246)	(1,147)
Changes in operating assets and liabilities:
Reductions to restricted cash deposits	453	2,237
Inventories	2,385	(1,179)
Accounts receivable	3,136	6,168
Prepaid expenses and other assets	327	1,041
Value added tax receivable	367	361
Accounts payable	(1,427)	(1,958)
Accrued payroll and related expenses	(691)	(881)
Deferred revenues	(1,037)	174
Value added tax payable	162	(134)
Warranty reserve	(141)	(296)
Government grants repayable and related loans	(395)	(20)
Other accrued liabilities	(838)	1,143

Net cash (used in) provided by operating activities	(245)	1,308

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(506)	(231)
Payments relating to acquisitions	(2,344)	(1,918)

Net cash used in investing activities	(2,850)	(2,149)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on capital leases	(332)	(390)
Issuance of ordinary shares	134	103
Repurchase of ordinary shares	(512)	—
Expense of share issue	—	(20)

Net cash used in financing activities	(710)	(307)

Net decrease in cash and cash equivalents	(3,805)	(1,148)
Effect of exchange rate changes on cash and cash equivalents	209	363
Cash and cash equivalents at beginning of period	42,559	6,750

Cash and cash equivalents at end of period	$38,963	$5,965

Supplemental disclosure of cash flow information
Interest paid	$71	$39

Taxes paid	$59	$108

Supplemental disclosure of non-cash flow information Acquisition of property and equipment under capital leases	$87	$331

TRINTECH GROUP PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation

These interim condensed consolidated financial statements have been prepared by Trintech Group PLC (“Trintech”), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been omitted or condensed. In the opinion of management, all necessary adjustments (consisting of normal recurring accruals) have been made for a fair presentation of financial positions, results of operations and cash flows at the date and for the periods presented. The operating results for the three months ended October 31, 2003 are not necessarily indicative of the results that may be expected for the fiscal year ending January 31, 2004. See “Factors Affecting Future Results.” For further information refer to the consolidated financial statements and footnotes for the year ended January 31, 2003, included in Trintech’s Annual Report on Form 20-F and the German Verkaufsprospekt / Untermechmensbericht dated May 1, 2003.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

2.	Irish Companies Acts, 1963 to 2001

The condensed consolidated financial information in this document does not comprise full accounts as referred to in Section 19 of the Companies (Amendment) Act, 1986, copies of which are required by that Act to be annexed to Trintech’s annual return and the information as of and for the periods ended October 31, 2003, and October 31, 2002, is unaudited. A copy of the full accounts for the year ended January 31, 2003, prepared in accordance with Irish generally accepted accounting principles, was annexed to the relevant annual return, which was filed in August 2003. The auditors have reported without qualification under Section 193 of the Companies Act, 1990 in respect of such accounts.

The accompanying condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and include the Company and its wholly-owned subsidiaries in Ireland, the United Kingdom, the Cayman Islands, Germany, the United States and Uruguay after eliminating all material inter-company accounts and transactions.

3.	Restricted Cash

As of October 31, 2003, the Company had restricted cash balances of US$2.7 million. Restricted cash balances relate to guarantees for operating lease commitments on certain premises in the United States of America of US$2.2 million and employee restructuring costs in connection with our research and development facility in Uruguay of US$0.5 million.

4.	Inventories

	October 31, 2003	January 31, 2003
	(U.S. dollars in thousands)
Raw materials	$331	$172
Finished goods	429	2,905

Total	$760	$3,077

5.	Restructuring Charges

In the first and third quarters of fiscal 2003, the Company recorded restructuring charges of US$3.5 million and US$0.7 million, respectively, primarily due to reducing employee headcount and the closing of excess facilities as the Company concentrated on products with the highest earnings potential. The costs associated with the restructuring plans consisted of US$2.3 million for reducing employee headcount and US$1.9 million to consolidate facilities and operations. The Company reduced its workforce by approximately 125 employees including the agreed resignation of John McGuire, the Company’s President, who resigned effective September 16, 2002, and closed facilities in Princeton, New Jersey; Philadelphia, Pennsylvania and San Mateo, California. The employee terminations reduced research and development headcount by 87, general and administrative headcount by 24 and sales and marketing headcount by 14.

In the second and third quarter of fiscal 2004, the Company recorded restructuring charges of US$434,000 and US$273,000 respectively, primarily related to staff terminations in connection with our research and development facilities in Uruguay and Ireland, as we reduced investment in products where the market opportunity has not yet developed, or the market has not expanded, due to economic conditions. In connection with these activities the Company reduced its workforce by 19 people in quarter two and 11 people in quarter three.

As of October 31, 2003, accrued restructuring charges related primarily to future lease commitments of US$0.6 million, which will be paid through fiscal 2006. The Company continues to search for sub tenants for these excess facilities, but given the short duration of the remaining lease terms and the current market for commercial real estate, is unlikely to find subtenants at reasonable rates.

The Company expects to record an additional restructuring charge as described in the subsequent events footnote.

The following table summarizes the Company’s restructuring activity for the nine months ended October 31, 2003:

	For the nine months ended October 31, 2003
	(U.S. dollars in thousands)
	Employee Severance and Benefits	Consolidation Of facilities And operations	Total
Reserve balance January 31, 2003	$45	$1,231	$1,276
Reclassification of restructuring provision	111	(111)	—
Restructuring Provision Q2 FY04	434	—	434
Restructuring Provision Q3 FY04	273	—	273
Amounts paid or written-off	(863)	(495)	(1,358)

Reserve balance October 31, 2003	$—	$625	$625

6.	Comprehensive Loss

The following table sets forth the calculation of comprehensive loss for the three and nine months ended October 31, 2003 and 2002:

	Three months ended October 31,		Nine months ended October 31,
	2003	2002	2003	2002
	(U.S. dollars in thousands)
Net loss	$(1,254)	$(4,557)	$(3,737)	$(21,135)
Other comprehensive (loss) income	(541)	(71)	(2,075)	(13)

Comprehensive loss	$(1,795)	$(4,628)	$(5,812)	$(21,148)

7.	Computation of Net Loss Per Ordinary Share

	Three months ended October 31,		Nine months ended October 31,
	2003	2002	2003	2002
	(U.S. dollars in thousands, except share and per share data)
Numerator:
Numerator for basic and diluted net loss per ordinary share
Net loss available to ordinary shareholders	$(1,254)	$(4,557)	$(3,737)	$(21,135)

Denominator:
Denominator for basic and diluted net loss per ordinary share
Weighted average ordinary shares	30,185,255	30,592,475	30,244,629	30,566,132

Basic and diluted net loss per Ordinary share	$(0.04)	$(0.15)	$(0.12)	$(0.69)

8.	Stock-based Employee Compensation Expense.

The Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) and related interpretations in accounting for its employee stock options. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market value of the Company’s shares at the date of the grant over the amount an employee must pay to acquire the shares. This cost is deferred and charged to expense ratably over the vesting period (generally four years).

Where shares are issued at less than fair market value, the excess of the fair market value over the amount the employee must pay to acquire the shares is charged to expense as stock compensation and credited to additional paid-in capital.

In December 2002, the Financial Accounting Standards Board (FASB) issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (“SFAS 148”). This statement amends SFAS Statement No. 123,

“Accounting for Stock-Based Compensation” (“SFAS 123”), to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and of the effect of the method used on reported results. The provisions of SFAS 148 are effective in fiscal years ending after December 15, 2002 and interim periods beginning after December 15, 2002. As of October 31, 2003, the Company has elected not to change to the fair value based method of accounting for stock-based employee compensation.

Pro forma information regarding net income is required by FASB Statement Number 123, “Accounting for Stock-Based Compensation”, (“SFAS 123”), and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the three months ended October 31, 2002 and 2003: risk free interest rate of 3% and 2%, respectively; dividend yields of 0%; volatility factors of the expected market price of the Company’s ordinary shares of 1.1 and 1.03, respectively and for the nine months ended October 31, 2002 and 2003: risk free interest rate of 3% and 2%, respectively; dividend yields of 0%; volatility factors of the expected market price of the Company’s ordinary shares of 1.1 and 1.06, respectively and a weighted-average expected life of the options of four years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro forma information follows for the three and nine months ended October 31, 2003 and 2002.

	Three months ended October 31,		Nine months ended October 31,
	2003	2002	2003	2002
	(U.S. dollars in thousands, except per share data)
Net income (loss), as reported	$(1,254)	$(4,557)	$(3,737)	$(21,135)
Add: Stock-Based employee compensation expense included in reported net income (loss), net of related tax effects	7	21	27	63
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(884)	(1,122)	(2,822)	(3,959)

Pro forma net income (loss)	$(2,131)	$(5,658)	$(6,532)	$(25,031)

Earnings (loss) per share:
Basic and diluted - as reported	$(0.04)	$(0.15)	$(0.12)	$(0.69)
Basic and diluted - pro forma	$(0.07)	$(0.18)	$(0.22)	$(0.82)

9.	Other Non-Current Assets

Other non-current asset amortization for the three months and nine months ended October 31, 2003 was US$414,000 and US$1,274,000 respectively. Other non-current asset amortization for the three months and nine months ended October 31, 2002 was US$1.8 million and US$5.5 million, respectively. As of October 31, 2003, other non–current asset amortization is estimated to be approximately US$253,000 for the remainder of the year ending January 31, 2004 and approximately US$392,000 per year for the years ending January 31, 2005, 2006, 2007 and 2008, respectively.

On November 1, 2003, the Company acquired CW & Associates, Inc, trading as DataFlow Services, for a total consideration of approximately US$5 million. The company is in the process of determining the fair value of identifiable other non-current assets and goodwill and until the allocation has been completed by the independent valuer, we are unable to estimate the increase in the expected charge for fiscal 2005 and future years.

	As of October 31, 2003				As of January 31, 2003
	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net
	(U.S. dollars in thousands)				(U.S. dollars in thousands)
Other non-current assets-amortizable:
Purchased Technology	$14,856	$3,392	$11,308	$156	$14,856	$3,392	$10,328	$1,136
Customer base	7,385	567	5,153	1,665	7,385	567	4,859	1,959
Covenants	2,492	1,232	1,260	—	2,492	1,232	1,260	—

Total identifiable Intangible Assets	$24,733	$5,191	$17,721	$1,821	$24,733	$5,191	$16,447	$3,095

10.	Recent Accounting Pronouncements

In August 2001, the FASB issued SFAS No. 143, “Accounting for Obligations Associated with the Retirement of Long-Lived Assets”. SFAS No. 143 addresses financial accounting and reporting for the retirement obligation of an asset. This statement states that companies should recognize the asset retirement cost, at its fair value, as part of the cost of the asset and classify the accrued amount as a liability in the consolidated balance sheet. The asset retirement liability is then accreted to the ultimate payout as interest expense. The initial measurement of the liability would be subsequently updated for revised estimates of the discounted cash outflows. The adoption of this Statement did not have a material effect on the Company’s consolidated financial position, results of operations, or cash flows for the nine months ended October 31, 2003.

In June 2002, the FASB issued SFAS No. 146, “Accounting for Exit or Disposal Activities”. This statement addresses the recognition, measurement and reporting of costs associated with exit and disposal activities. SFAS No. 146 is applicable to restructuring activities and costs related to terminating a contract that is not a capital lease and to one time benefit arrangements received by employees who are involuntarily terminated. SFAS No. 146 supercedes EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. Under SFAS No. 146 the cost associated with an exit or disposal activity is recognized in the periods in which it is incurred rather than at the date the Company committed to the exit plan. This statement is effective for exit or disposal activities initiated after December 31, 2002, with earlier adoption encouraged. Previously issued financial statements will not be restated. The provisions of EITF Issue No. 94-3 will continue to apply for exit plans initiated prior to the adoption of SFAS No. 146. Adoption of this standard is expected to impact the timing of recognition of costs if any further restructuring plans are initiated and implemented.

In November 2002, the Financial Accounting Standards Board issued Interpretation No. 45 “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”, (“FIN 45”). FIN 45 requires a guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken by it in issuing the guarantee. It also expands the disclosure requirements in the financial statements of the guarantor with respect to its obligations under certain guarantees that it has issued. The Company was required to adopt the initial recognition and initial measurement accounting provisions of this interpretation on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements were adopted by the Company as of January 31, 2003. The adoption of this Statement did not have a material effect on the Company’s consolidated financial position, results of operations, or cash flows for the nine months ended October 31, 2003.

In January 2003, the Financial Accounting Standards Board issued Interpretations No. 46, “Consolidation of Variable Interest Entities”, (“FIN 46”). This interpretation clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective February 1, 2003 for variable interest entities created after January 31, 2003, and October 31, 2003 for variable interest entities created prior to February 1, 2003. The adoption of this Statement did not have a material effect on the Company’s consolidated financial position, results of operations, or cash flows for the nine months ended October 31, 2003.

The Financial Accounting Standards Board issued Statement No. 149, “ Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, (“SFAS 149”) in April 2003. SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as “derivatives”) and for hedging activities under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”. This statement requires contracts with comparable characteristics be accounted for similarly. In particular, this Statement (a) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No. 133, (b) clarifies when a derivative contains a financing component and (c) amends the definition of an “underlying” to conform it to language used in FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. This Statement is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. Application of the new rules is not expected to have any material impact on the consolidated financial statements of the Company.

The Financial Accounting Standards Board issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”, (“SFAS 150”) in May 2003. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. Statement 150 is effective for financial instruments entered into or modified after May 31, 2003. It is not expected that the adoption of this standard will impact the Company as the Company has not entered into any financial instruments.

11.	Subsequent Events

On November 1, 2003, Trintech acquired CW & Associates, Inc, trading as DataFlow Services, a private company, for a total consideration of approximately US$5 million. DataFlow, based in Dallas, provides a data delivery service supporting customers’ bank reconciliation processes by aggregating bank account statement data and delivering it to customers daily in electronic form.

The Company expects to record a restructuring charge of approximately US$200,000 in the three months ending January 31, 2004. The restructuring charge will primarily relate to staff terminations in connection with our research and development facilities in Uruguay and Ireland, as we seek to reduce investment in products where the market opportunity has not yet developed, or the market has not expanded, due to economic conditions.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Condensed Consolidated Financial Statements and the Notes thereto appearing elsewhere in this report. The following discussion contains “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any “forward looking statements” are subject to certain risks and uncertainties that could cause actual results to differ materially from those stated. “Forward looking statements” include, among others, statements regarding Trintech’s expected revenues, tax treatment of certain of it’s Irish subsidiaries, earnings, gross margins and overall financial performance in future quarters, anticipated length of economic slowdown in Germany, continued or reduced investment in Trintech’s research and development and sales and marketing programs. Factors that could cause such results to differ materially include those factors more fully discussed in the section entitled “Factors That May Affect Future Results” appearing elsewhere in this report and in Trintech’s Form 20-F for the fiscal year ended January 31, 2003, filed with the U.S. Securities and Exchange Commission.

“Fiscal 2001” refers to the fiscal year ended January 31, 2001, “fiscal 2002” refers to the fiscal year ended January 31, 2002, “fiscal 2003” refers to the fiscal year ended January 31, 2003, “fiscal 2004” refers to the fiscal year ending January 31, 2004 and “fiscal 2005” refers to the fiscal year ending January 31, 2005.

Overview

From the Company’s organization through 1995, we developed and marketed electronic PoS systems and e-payment software for payment card transactions in the physical world. In early fiscal 1997, we launched the Company’s first products for Internet e-payment transactions. Today, as we continue to develop, market and sell the Company’s comprehensive suite of software and electronic PoS systems that enable payments in both the physical and virtual worlds, the Company’s revenue is primarily derived from three sources:

Product Revenue. Product revenue is derived from sales of the Company’s electronic PoS system products, primarily the Compact 9000 family of PoS devices and the Compact 950-PP pin pad. Revenue for these products are recognized at the time that persuasive evidence of an arrangement exists, delivery has occurred, the related fee is fixed or determinable and collectibility is probable.

License Revenue. Software license revenue is derived from license fees from the Company’s suite of e-payment software products for payment card transactions and funds management software products, and the provision of related support and maintenance services to customers. We recognize software license revenue under SOP 97-2, as modified by SOP 98-9. Under the terms of SOP 97-2, where an arrangement to deliver software does not require significant production, modification or customization, we recognize software license revenue when all of the following criteria are met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred;

•	our fee is fixed or determinable; and

•	collectibility is probable.

We also license the Company’s software on a recurring rental basis, and, under SOP 97-2 as amended, we recognize revenue from these arrangements ratably over the life of the agreement. Customer support and maintenance fees are established as a percentage of the software license price, typically 18% per year, and are generally paid quarterly. We recognize revenue related to customer support and maintenance fees ratably over the life of the agreement.

Service Revenue. We derive service revenue from consulting services, educational and training services and customization and implementation services. Services are provided primarily on a time and materials basis for which revenue is recognized in the period that the services are provided.

Cost of product revenue includes outsourced manufacturing costs, and packaging, documentation, labor and other costs associated with packaging and shipping the Company’s electronic PoS system products. Cost of license revenue includes shipping, software documentation, labor, third-party license fees and other costs associated with the delivery of software products from which license revenue is derived and the cost of providing after-sale support and maintenance services to customers and the costs of amortized purchased technology. Cost of service revenue includes labor, travel and other non-recoverable costs associated with the delivery of services to customers.

Research and development expenses consist primarily of labor and associated costs connected with the development of the Company’s software products and electronic PoS system products. Sales and marketing expenses consist of labor costs, including commissions, travel and other costs associated with sales activity, and advertising, trade show participation, public relations and other marketing costs. General and administrative expenses consist primarily of labor and recruitment costs, facilities costs, telephone and other office costs and depreciation.

We operate as a holding company with operating subsidiaries in Ireland, Germany, the United Kingdom, Uruguay, the United States and a financing subsidiary in the Cayman Islands. Each subsidiary is taxed based on the laws of the jurisdiction in which it is incorporated. Because taxes are incurred at the subsidiary level, and one subsidiary’s tax losses cannot be used to offset the taxable income of subsidiaries in other tax jurisdictions, the Company’s consolidated effective tax rate may increase to the extent that we report tax losses in some subsidiaries and taxable income in others. In addition, the Company’s tax rate may also be affected by costs that are not deductible for tax purposes, such as amortization of purchased intangibles and stock compensation.

We have significant operations and we generate a significant portion of the Company’s taxable income in the United Kingdom, the United States, Germany and the Republic of Ireland. Some of the Company’s Irish operating subsidiaries are taxed at rates substantially lower than U.S. tax rates. One Irish subsidiary currently qualifies for a 10% tax rate which, under current legislation, will remain in force until December 31, 2010, and another Irish subsidiary qualifies for an exemption from income tax as the Company’s revenue source is license fees from qualifying patents within the meaning of Section 234 of the Irish Taxes Consolidation Act, 1997.

We currently anticipate that we will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and the Company’s tax situation may change. In addition, if these subsidiaries were no longer to qualify for these tax rates or if the tax laws were rescinded or changed, the Company’s operating results could be materially adversely affected.

A significant portion of the Company’s revenue, costs, assets and liabilities are denominated in currencies other than the U.S. dollar, and we and all of the Company’s subsidiaries, other than the Company’s U.S. and Cayman Islands subsidiaries, have functional currencies other than the U.S. dollar. These currencies fluctuate significantly against the U.S. dollar. As a result of the currency fluctuations resulting primarily from fluctuations in the U.S. dollar and the euro and the conversion to U.S. dollars for financial reporting purposes, we experience fluctuations in the Company’s operating results on an annual and, in particular, on a quarterly basis. As a result of such currency fluctuations, we recognized an exchange loss of US$22,000 in the three months ended October 31, 2003 and an exchange gain of US$133,000 in the nine months ended October 31, 2003. In the three and nine months ended October 31, 2002, we recognized exchange gains of US$148,000 and US$455,000, respectively. From time to time we have in the past and may in the future hedge against the fluctuations in exchange rates. Future hedging transactions may not successfully mitigate losses caused by currency fluctuations. We expect to continue to experience exchange rate fluctuations on an annual and quarterly basis, and currency fluctuations could have a material adverse impact on the Company’s results of operations.

Our quarterly revenue and operating results have historically been subject to significant fluctuations due to a variety of factors described below, and we anticipate that this volatility will continue. As a result, period-to-period comparisons of our results of operations are not necessarily meaningful and these comparisons should not be relied upon as indications of our future performance. It is likely that in some future quarters our results of operations will be below the expectations of public market analysts and investors, which could have a severe adverse effect on the trading price of our American Depositary Shares.

Quarterly revenue and margin fluctuations may also be caused by changing customer requirements. For example, we adjusted our product marketing focus to meet changed customer decision making criteria. Customers now generally require a clear and immediate return on investment mainly through cost reduction and improved operational efficiency. Consequently, we have placed an increased focus on PayWare Resolve, which provides fraud and dispute resolution and PayWare ReconNET which provides reconciliation software to major retail customers. The need to be able to demonstrate an immediate return on investment has led to, in some cases, lower prices being achieved and this has reduced our margins. We believe that customer focus may fluctuate from quarter to quarter in the future, similarly affecting revenue and margins.

We have experienced significant fluctuations in our quarterly product revenue. In the year ended January 31, 2003 the Company’s customers experienced weaker than expected demand from the German retail sector as a result of a weakening German economy and a fall off in demand post euro implementation. Consequently, the Company’s PoS product revenue was significantly lower for the year ended January 31, 2003 than for the year ended January 31, 2002.

We expect that the German economic slowdown will continue through at least January 31, 2004 and consequently, we do not expect significant growth in the Company’s PoS product revenue in the current fiscal year. In addition, the market for electronic PoS system products is characterized by increasing price competition, which historically has caused the average selling prices of our electronic PoS systems to decrease over the life of each product. We expect this trend to continue.

License revenue can fluctuate significantly from quarter to quarter for a number of reasons. A significant portion of our software revenue is typically derived from a limited number of customers. As a result, small changes in the number of customers in a particular quarter can significantly affect software license revenue for that quarter. Additionally, because the price of our software products varies significantly based on the product and the functionality, the product mix in a particular quarter can also significantly affect license revenue in that quarter.

Service revenue has varied significantly from quarter to quarter. The scope and demand for services has been significantly impacted by the number of customers requesting services and the scope of the service engagements undertaken in a particular quarter. The demand for customization services can vary as a result of the mix of products that are licensed to our customers as well as the requirements of the customers for customization of our products to suit their needs. Also, some customers perform services in-house, which can adversely impact services revenue in a particular quarter.

Cost of revenue and gross margin have varied substantially from quarter to quarter, both in line with revenue fluctuations and due to factors such as headcount costs and currency fluctuations. Cost of license revenue may be further impacted by license fees payable to third parties from whom we license technology, which can vary depending upon product mix. Because a substantial percentage of our costs are fixed, quarterly fluctuations in total revenue result in significant fluctuations in our costs as a percentage of revenue.

The level of research and development expenditures can vary from quarter to quarter due to changing labor costs and other costs associated with fluctuations in headcount.

Sales and marketing expenditure can vary significantly from quarter to quarter depending on the timing of our advertising and promotion campaigns and the number of sales personnel employed. For example, during fiscal 2003, sales and marketing expenditure declined as a result of a decrease in personnel and related expenses resulting from cost containment efforts initiated to align the cost structure with our business.

The Company expects to record a restructuring charge of approximately US$200,000 in the three months ending January 31, 2004. The restructuring charge will primarily relate to staff terminations in connection with our research and development facilities in Uruguay and Ireland, as we seek to reduce investment in products where the market opportunity has not yet developed, or the market has not yet expanded, due to economic conditions.

Critical Accounting Policies

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company’s financial statements.

Revenue recognition. The Company’s revenue is derived from product sales, license fees and charges for services.

We recognize license revenue in accordance with the American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as modified by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions” and the Securities and Exchange Commissions Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements”, and other related accounting literature. Management may exercise judgment and use estimates in connection with the determination of the amount of software license and services revenues to be recognized in each accounting period. For software license agreements that do not require significant modification or customization of the software, we recognize revenue when the following conditions have been met:

•	persuasive evidence of an arrangement exists;

•	delivery has occurred;

•	our fee is fixed or determinable; and

•	collectibility is probable.

Many of our licence agreements contain multiple elements. When the company enters into multiple element arrangements, we allocate revenue to each of the elements based on its respective vendor specific objective evidence of fair value. Each license arrangement requires careful analysis to ensure that all of the individual elements in the license transaction have been identified, along with the fair value of each element. The vendor specific objective evidence of fair value for an element is based on the price charged for the element when it is sold separately. If we cannot objectively determine the fair value of any undelivered element included in the multiple element arrangement, we defer revenue until all elements are delivered, services have been performed, or until fair value can be objectively determined. When the fair value of an element cannot be established, we use the residual method to record license revenue, provided the fair value of all undelivered elements is determinable. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Revenue for services is recognized as the services are performed where those services are provided on a time and materials basis. Where services are being provided on a fixed price contract, the revenue is accounted for in conformity with the percentage-of-completion contract accounting method, using reasonable estimates as to the project work completed. If there is insufficient means to measure the progress of the project towards completion, revenue is recognized when the project is finished.

Revenue from maintenance and support agreements is recognized on a straight-line basis over the period to which it relates, which is typically one year.

Allowance for doubtful accounts. The allowance for doubtful accounts receivable is based on the Company’s assessment of the collectibility of specific customer accounts and the aging of accounts receivable. If there is a deterioration of a major customer’s credit worthiness or actual defaults are higher than the Company’s historical experience, the Company’s estimates of the recoverability of amounts due to us could be inaccurate, perhaps materially.

Inventory reserves. Inventory purchases and commitments are based upon future demand forecasts. If there is a significant decrease in demand for the Company’s products or there is a higher risk of inventory obsolescence because of rapidly changing technology and customer requirements, we may be required to increase the Company’s inventory allowances and the Company’s gross margin could be adversely affected.

Long-lived assets. In assessing the recoverability of our goodwill and other intangibles, the Company must make assumptions regarding estimated future cash flows, the discount rate and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges against these assets in the reporting period in which the impairment is determined.

The Company periodically assesses the impairment of long-lived assets, including identifiable intangibles and related goodwill, in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS 142 superseded SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of” and the accounting and reporting provisions of Accounting Principles Board Opinion No. 17, (APB 17), “Intangible Assets”. An impairment review is performed on an annual basis or whenever events or changes indicate that the carrying value may not be recoverable. Factors the Company considers important which could trigger an impairment review include, but are not limited to, significant under performance relative to historical or expected operating results, significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, significant negative industry or economic trends, a significant decline in the Company’s stock price for a sustained period, and the Company’s market capitalization relative to net book value. When the Company determines that the carrying value of goodwill may not be recoverable, the Company measures any impairment using a projected discounted cash flow model with a discount rate commensurate with the risk inherent in the Company’s current business model.

Warranty reserves. We accrue for warranty costs based on historical trends in product failure rates and the expected material and labor costs to provide warranty services. If we were to experience an increase in warranty claims compared with the Company’s historical experience, or costs of servicing warranty claims were greater than the expectations on which the accrual had been based, the Company’s margins would be adversely affected.

Legal contingencies. We are occasionally involved in claims and legal proceedings. Periodically, we review the status of each significant matter and assess the Company’s potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, we accrue a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, we reassess the potential liability related to the Company’s pending claims and litigation and may revise the Company’s estimates. Such revisions in the estimates of the potential liabilities could have a material impact on the Company’s results of operations and financial position.

Quarterly Results of Operations

The following table presents our results of operations expressed as a percentage of total revenue, after giving effect to rounding, for the periods indicated:

	Three months ended October 31,		Nine months ended October 31,
	2003	2002	2003	2002
Revenue:
Product	24%	25%	22%	20%
License	54%	50%	55%	52%
Service	22%	25%	22%	28%

Total Revenue	100%	100%	100%	100%

Cost of revenue:
Product	18%	21%	18%	22%
License	13%	20%	13%	22%
Service	11%	18%	14%	21%

Total Cost of Revenue	42%	59%	45%	65%

Gross margin	58%	41%	55%	35%

Operating expenses:
Research & development	20%	22%	20%	25%
Sales & marketing	20%	20%	22%	25%
General & administrative	26%	28%	27%	34%
Restructuring charge	3%	7%	2%	13%
Amortization of purchased intangible assets	1%	6%	1%	6%
Goodwill impairment reversal on the adjustment of acquisition deferred consideration	—	—	(4)%	—
Stock compensation	0%	0%	0%	0%

Total operating expenses	70%	83%	68%	104%

Income (loss) from operations	(12)%	(43)%	(13)%	(68)%
Interest income, net	1%	2%	1%	2%
Exchange (loss) gain, net	0%	1%	0%	1%

Income (loss) before provision for income taxes	(12)%	(40)%	(12)%	(65)%
Provision for income taxes	—	—	—	(0)%

Net income (loss)	(12)%	(40)%	(12)%	(65)%

Revenue

Total Revenue. Total revenue decreased US$921,000 to US$10.5 million in the three months ended October 31, 2003, from US$11.4 million in the three months ended October 31, 2002, a decrease of 8%. In the nine months ended October 31, 2003, total revenue decreased US$1.6 million to US$30.8 million from US$32.4 million in the nine months ended October 31, 2002, a decrease of 5%.

We have historically derived a significant portion of our total revenue from a small number of customers. However, in the three and nine months ended October 31, 2003 and October 31, 2002, there was no customer which accounted for greater than 10% of our total revenue. Approximately 16% and 18% of the Company’s total revenue in the three and nine months ended October 31, 2003, respectively, was attributable to the Company’s three largest customers.

Product. Product revenue decreased US$331,000 to US$2.5 million in the three months ended October 31, 2003, from US$2.9 million in the three months ended October 31, 2002, a decrease of 12%. In the nine months ended October 31, 2003, product revenue increased US$439,000 to US$6.9 million from US$6.5 million in the nine months ended October 31, 2002, an increase of 7%. The decrease in the three months ended October 31, 2003 was primarily due to a decrease in revenue from the cellular pre-pay sector. The increase in the nine months ended October 31, 2003 was primarily due to an increase in revenue in the first quarter of fiscal 2004 from the cellular pre-pay sector. Demand from the German EFT market remained weak during the nine months ended October 31, 2003. We believe there will continue to be weakness in demand from the German retail sector for at least the remainder of the current fiscal year.

License. Software license revenue for the three months ended October 31, 2003 at approximately US$5.7 million was flat, due to continued softness in the global IT market, compared to the three months ended October 31, 2002. In the nine months ended October 31, 2003, license revenue increased US$333,000 to US$17.0 million from US$16.7 million in the nine months ended October 31, 2002, an increase of 2%. The increase in software license revenue in the nine months ended October 31, 2003 was primarily due to the licensing of hardware IP payment technology to a new US customer in the three months ended April 30, 2003.

Service. Service revenue decreased US$581,000 to US$2.3 million in the three months ended October 31, 2003, from US$2.9 million in the three months ended October 31, 2002, a decrease of 20%. In the nine months ended October 31, 2003, service revenue decreased US$2.4 million to US$6.8 million from US$9.2 million in the nine months ended October 31, 2002, a decrease of 26%. This decrease in the nine months ended October 31, 2003, was due primarily to the cancellation, by mutual consent, of previously deferred contracted services projects by customers in the Middle East as a result of war in the region. Additionally, we have seen a continuation of a trend, which started in the first quarter of fiscal 2004, of lower services follow-on bookings as customers seek to achieve the full benefits of an installation before making new investments. We have been managing this through a reduction in services headcount, which has allowed us to preserve margins. The decrease was also due to a reduction in sales of software licenses during the latter half of fiscal 2003, which resulted in reduced demand for consulting services.

Cost of Revenue

Total Cost of Revenue. Total cost of revenue decreased US$2.4 million to US$4.4 million (including US$316,000 in respect of amortization of acquired technology) in the three months ended October 31, 2003, from US$6.8 million (including US$1.2 million in respect of amortization of acquired technology) in the three months ended October 31, 2002, a decrease of 35%. In the nine months ended October 31, 2003, total cost of revenue decreased US$7.0 million to US$13.9 million, (including US$980,000 with respect to amortization of acquired technology), from US$20.9 million (including US$3.5 million in respect of amortization of acquired technology) in the nine months ended October 31, 2002, a decrease of 34%. Total gross margin increased to 58% and 55% for the quarter and nine months ended October 31, 2003, respectively, from 41% and 35% for the quarter and nine months ended October 31, 2002, respectively. The increase in total gross margin was primarily due to a reduction in cost as a result of restructuring programs during fiscal 2003 and to a lesser extent fiscal 2004, the non-recurrence of exceptional provisions for loss in net realizable value for excess inventory of US$1.5 million recorded in the nine months ended October 31, 2002, and the reduction in amortization of acquired technology charges of US$2.6 million in the nine months ended October 31, 2003 compared to the nine months ended October 31, 2002.

Product. Cost of product revenue decreased US$524,000 to US$1.9 million in the three months ended October 31, 2003 from US$2.4 million in the three months ended October 31, 2002, a decrease of 22%. In the nine months ended October 31, 2003, cost of product revenue decreased US$1.7 million to US$5.4 million from US$7.1 million in the nine months ended October 31, 2002, a decrease of 24%. Product revenue costs represented 75% and 78% of product revenue for the quarter and nine months ended October 31, 2003, respectively, compared to 85% and 110% of product revenue in the quarter and nine months ended October 31, 2002, respectively. The decrease as a percentage of product revenue for the three months ended October 31, 2003 was primarily due to a change in the product sales mix. Greater volume sales of higher margin product was sold in the three months ended October 31, 2003 compared to the three months ended October 31, 2002. The decrease in absolute dollars was due to the lower volume of shipments in the three months ended October 31, 2003, compared to the three months ended October 31, 2002. The decrease in absolute dollars and percentage of product revenue for the nine months ended October 31, 2003 resulted primarily from the non-recurrence of exceptional provisions for loss in net realizable value for excess inventory of US$1.5 million recorded in the nine months ended October 31, 2002.

License. Cost of software license revenue decreased US$910,000 to US$1.4 million from US$2.3 million in the three months ended October 31, 2003, a decrease of 40%. In the nine months ended October 31, 2003, cost of license revenue decreased US$3.0 million to US$4.1 million from US$7.1 million in the nine months ended October 31, 2002, a decrease of 42%. Software license costs were 24% of license revenue for the quarter and nine months ended October 31, 2003, compared to 40% and 42% for the quarter and nine months ended October 31, 2002, respectively. The decrease in absolute dollars and as a percentage of license revenue resulted from a reduction in expenditures in both labor costs and infrastructure as a result of the implementation of restructuring plans and consolidation of our support and maintenance facilities during fiscal 2003 and to a lesser extent fiscal 2004, and due to a reduction in amortization of acquired technology. The reduction in amortization of acquired technology charge of US$2.6 million was due to a write down in purchased technology assets of approximately US$3.0 million following an impairment review during the fourth quarter of fiscal 2003.

Service. Cost of service revenue decreased US$925,000 to US$1.1 million for the three months ended October 31, 2003, from US$2.1 million for the three months ended October 31, 2002 a decrease of 45%. In the nine months ended October 31, 2003, cost of service revenue decreased US$2.3 million to US$4.4 million from US$6.7 million in the nine months ended October 31, 2002, a decrease of 35%. Service costs were 50% and 65% of service revenue in the quarter and nine months ended October 31, 2003, respectively, compared to 72% and 73% of service revenue in the quarter and nine months ended October 31, 2002, respectively. The decrease in absolute dollars resulted primarily from a reduction in expenditures as a result of involuntary staff terminations during fiscal 2003 and as a result of lower services revenues.

Operating Expenses

Research and Development. Research and development expenses decreased US$432,000 to US$2.1 million in the three months ended October 31, 2003, from US$2.5 million in the three months ended October 31, 2002, a decrease of 17%. In the nine months ended October 31, 2003, research and development expenses decreased US$2.2 million to US$6.1 million from US$8.2 million, a decrease of 26%. Research and development expenses were 20% of total revenue in the quarter and nine months ended October 31, 2003, compared to 22% and 25% of total revenue in the quarter and nine months ended October 31, 2002, respectively. The decrease in research and development expenses in the quarter and nine months was primarily due to a reduction in the number of research and development employees from 171 at October 31, 2002 to 157 at October 31, 2003. These staff reductions were primarily due to involuntary staff terminations during the year as a result of the technological maturing of the Company’s electronic commerce products and a reduced investment in products where the market opportunity had not yet developed or the market has not yet expanded due to economic conditions. Accordingly, we expect that research and development expenses will continue to decrease as a percentage of revenue during the remainder of fiscal 2004 compared to fiscal 2003.

Sales and Marketing. Sales and marketing expenses decreased US$171,000 to US$2.1 million in the three months ended October 31, 2003, from US$2.3 million in the three months ended October 31, 2002, a decrease of 7%. In the nine months ended October 31, 2003, sales and marketing expenses decreased US$1.4 million to US$6.7 million from US$8.0 million, a decrease of 17%. Sales and marketing expenses were 20% and 22% of total revenue in the quarter and nine months ended October 31, 2003, respectively, compared to 20% and 25% of total revenue in the quarter and nine months ended October 31, 2002, respectively. The decrease in sales and marketing expenses in the nine months was primarily due to a reduction in the number of sales and marketing employees from 68 at October 31, 2002 to 57 at October 31, 2003 and a reduction in commissions and travel costs. These staff reductions were primarily due to involuntary staff terminations during fiscal 2003 as a result of cost containment efforts initiated to align cost structures with the business. The decrease was also a result of a reduction in direct marketing activities.

General and Administrative. General and administrative expenses decreased US$508,000 to US$2.7 million in the three months ended October 31, 2003, from US$3.2 million in the three months ended October 31, 2002, a decrease of 16%. In the nine months ended October 31, 2003, general and administrative expenses decreased US$2.7 million to US$8.3 million from US$11.0 million, a decrease of 24%. The decrease was a result of reductions related to the closing of excess facilities and from a reduction in the number of general and administration personnel from 50 at October 31, 2002 to 44 at October 31, 2003 due to involuntary staff terminations during fiscal 2003. The reductions resulted from cost containment efforts initiated to align cost structures with the business. Accordingly, we expect that general and administrative expenses will decrease as a percentage of revenue during the remainder of fiscal 2004 compared to fiscal 2003.

Restructuring Charge. Restructuring charge expense was US$273,000 in the three months ended October 31, 2003. In the nine months ended October 31, 2003, restructuring charge expense was US$707,000. These charges related to involuntary staff terminations in connection with our research and development facilities in Uruguay and Ireland, as we reduced investment in products where the market opportunity has not yet developed, or the market has not expanded, due to economic conditions. In connection with these activities the Company reduced its workforce by 19 people in quarter two and 11 people in quarter three.

Amortization of purchased intangible assets. Amortization of purchased intangible assets consists primarily of the amortization of purchased technology and acquired customer base, recorded in connection with the Company’s acquisitions in fiscal 2001. Amortization of purchased intangible assets was US$98,000 in the three months ended October 31, 2003 compared to US$643,000 in the three months ended October 31, 2002, a decrease of 85%. In the nine months ended October 31, 2003 amortization of purchased intangible assets was US$294,000 compared to US$1.9 million in the nine months ended October 31, 2002. The decrease was due to a write down of purchased intangible assets of US$1.6 million following an impairment review during the fourth quarter of fiscal 2003.

Goodwill impairment reversal on the adjustment of acquisition deferred consideration. Goodwill impairment reversal on the adjustment of acquisition deferred consideration was US$1,149,000 for the nine months ended October 31, 2003. Goodwill in connection with the Company’s acquisitions was written down to its estimated fair value following an impairment review during the fourth quarter of fiscal 2003. The adjustment was in connection with the acquisition of Sursoft. On November 15, 2000, the Company acquired substantially all the assets of Sursoft, a privately held company in Latin America, for total consideration of approximately US$11.0 million subject to final adjustment relating to performance related deferred consideration, which was finalized in March 2003. Under the terms of the amended agreement, the Company paid approximately US$451,000 to the Sursoft shareholders in April 2003. In addition, during the three months ending January 31, 2004, the Company will be required to pay an additional final amount of either US$150,000 contingent on the achievement of agreed performance criteria or US$100,000. The amended agreement reduced the consideration from US$11.4 million to approximately US$10.3 million, a reduction in deferred consideration of US$1,149,000.

Stock Compensation. Stock compensation expense decreased US$14,000 to US$7,000 in the three months ended October 31, 2003 from US$21,000 in the three months ended October 31, 2002, a decrease of 67%. Stock compensation expense decreased US$36,000 to US$27,000 in the nine months ended October 31, 2003 from US$63,000 in the nine months ended October 31, 2002, a decrease of 57%.The stock compensation expense in the three months ended October 31, 2003 and 2002 was associated with the exchange of unvested employee options on the acquisition of Exceptis Technologies Ltd during fiscal 2001.

Interest Income, Net. Interest income, net consists of interest income and interest expense. Interest income, net decreased US$132,000 to US$57,000 in the three months ended October 31, 2003, from US$189,000 of interest income, net in the three months ended October 31, 2002, a decrease of 70%. In the nine months to October 31, 2003, interest income, net decreased US$374,000 to US$217,000 from US$591,000 of interest income, net in the nine months ended October 31, 2002, a decrease of 63%.The decreases were due to lower cash balances and lower interest rates.

Provision for Income Taxes. Provision for income taxes was US$ nil in the three and nine months ended October 31, 2003. It was US$108,000 in the nine months ended October 31, 2002, respectively. The decrease was primarily due to a decrease in withholding taxes related to customer payments from Asia and South America.

Liquidity and Capital Resources

As of October 31, 2003, the Company had working capital of US$29.9 million, including cash and cash equivalents totaling US$38.9 million and restricted cash of US$2.7 million.

The Company has an unsecured overdraft facility of €2.5 million (approximately US$2.9 million) from Bank of Ireland. Advances under this facility bear interest at the Bank’s prime overdraft rate, 2.65% as at October 31, 2003. The facility does not have a stated expiration date, but all amounts drawn thereunder are repayable on demand.

Net cash used in operating activities was approximately US$245,000 in the nine months ended October 31, 2003, compared to net cash provided of US$1.3 million in the nine months ended October 31, 2002. Net cash used in operating activities in the nine months ended October 31, 2003 resulted primarily from a loss on operations of US$3.7 million and restructuring payments of US$1.3 million, partially offset by a decrease in working capital of approximately US$3.0 million, a reduction in restricted cash deposits of US$453,000 and was reduced by non-cash charges (depreciation, the amortization of intangible assets, goodwill impairment reversal on adjustment of acquisition deferred consideration and stock compensation) of US$1.3 million.

Net cash used in investing activities was approximately US$2.9 million in the nine months ended October 31, 2003 compared to US$2.1 million for the nine months ended October 31, 2002. Net cash used in the nine months ended October 31, 2003 was primarily related to payments relating to Globeset liabilities of approximately US$1.9 million, payments of US$451,000 relating to deferred consideration for the Company’s fiscal 2001 acquisition of Sursoft and the purchase of property and equipment of US$506,000.

Net cash used in financing activities was US$710,000 for the nine months ended October 31, 2003, compared to net cash used of US$307,000 for the nine months ended October 31, 2002. Net cash used in financing activities for the nine months ended October 31, 2003 consisted primarily of the purchase of Trintech ordinary shares of US$512,000. In July 2001 and July 2002, the Company’s shareholders approved an agreement which gave the Board the authority to engage in the repurchase up to US$5 million of Trintech’s ordinary shares, on the open market, or in negotiated or block trades. At the Annual General Meeting on July 18, 2003, the resolution renewing the terms of our share buy back agreement was approved. As of October 31, 2003, the Company has repurchased 587,852 shares at a cost of approximately US$635,000. As of October 31, 2003, approximately US$4.4 million remained available for future repurchases under this program.

We have no material commitments for capital expenditures or strategic investments. Under the terms of the Company’s acquisition agreement to acquire Checkline plc, we could be required to pay up to US$1.25 million to the former stockholders of Checkline plc if we are unsuccessful in our litigation against the vendor of Checkline.

Under the terms of the Company’s acquisition agreement with Sursoft, amended in March 2003, the Company will be required to pay an additional final amount of either US$150,000 contingent on the achievement of agreed performance criteria or US$100,000 during the three months ending January 31, 2004.

We believe that funds available under the Company’s credit facility and cash and cash equivalents on hand will be sufficient to meet the Company’s projected working capital requirements for at least the next 12 months. However, the underlying assumed levels of revenues and expenses may prove to be inaccurate. We may be required to finance any additional requirements within the next twelve months or beyond through additional equity, debt financings or credit facilities. We may not be able to obtain additional financings or credit facilities, or if these funds are available, they may not be available on satisfactory terms. If funding is insufficient at any time in the future, we may be unable to develop or enhance the Company’s products or services, take advantage of business opportunities or respond to competitive pressures. If we raise additional funds by issuing equity securities, dilution to existing shareholders will result.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Interest income and expense are sensitive to changes in the general level of Irish and U.S. interest rates, particularly since our investments are in short-term instruments and our available line of credit requires interest payments at variable rates. One of our subsidiaries has in the past and will likely in the future enter into foreign exchange contracts as a hedge against accounts receivable in currencies other than the euro. However, as of October 31, 2003, neither our subsidiaries nor the Company were parties to any foreign currency hedging or other derivative financial instruments. Based on the nature and current levels of our investments and debt, we have concluded that there is no material market risk exposure.

Our investment policy requires us to invest funds in excess of current operating requirements in marketable securities such as commercial paper, corporate bonds and U.S. government agency fixed income securities. As stated in our investment policy, we are averse to principal loss and seek to ensure the safety and preservation of invested funds by limiting default and market risks. We mitigate default risk by investing only in investment-grade securities.

At October 31, 2003, our cash and cash equivalents consisted primarily of highly liquid investments with maturity of three months or less. We have concluded that this does not result in any material market risk exposure.

Employees

We employed the following numbers of employees as of October 31, 2003 and 2002:

	As of October 31,
	2003	2002
Research and development	157	171
Professional and support services	51	96
Sales and marketing	57	68
Administration	44	50

Total	309	385

Of our total number of employees as of October 31, 2003, 116 are located in Ireland, 60 are located in Europe outside Ireland, 95 are located in North America and 38 in South America.

LEGAL PROCEEDINGS

From time to time, we may become involved in lawsuits and proceedings which arise in the ordinary course of business. Except as discussed below, neither we nor any of the Company’s consolidated subsidiaries are a party to any litigation or arbitration proceedings which could have, or during the last two fiscal years has had, a material adverse effect on the Company’s business, financial condition and results of operations.

We are involved from time to time in disputes with respect to the Company’s intellectual property rights and the intellectual property rights of others. Pending and future litigation involving the Company’s business, whether as plaintiff or defendant, regardless of the outcome, may result in substantial costs and expenses to the Company’s business and significant diversion of effort by the Company’s technical and management personnel. In addition, litigation, either instituted by or against the Company’s business, may be necessary to resolve issues that may arise from time to time in the future.

Furthermore, the Company’s efforts to protect the Company’s intellectual property through litigation may be unable to prevent duplication of the Company’s technology or products. Any such litigation could have a material adverse effect upon the Company’s business, financial condition or results of operations.

There has been substantial litigation in the technology industry regarding rights to intellectual property, and the Company’s business is subject to the risk of claims against it for alleged infringement of the intellectual property rights of others. In addition, the existence of any such claim by a third party may not become known to us until well after we have committed significant resources to the development of a potentially infringing product. From time to time, we have received claims that we have infringed third parties’ intellectual property rights, and there is no assurance that third parties will not claim infringement by us in the future. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all.

We are presently party to an arbitration proceeding brought by a former customer seeking a refund of payments made to us under a contract with us. The customer is also asserting other claims in the arbitration relating to that contract. Management believes there is no merit to these claims and intends to defend them vigorously. If we are unsuccessful in the arbitration proceedings, our result from operations may be materially negatively impacted by the value of any award made by the arbitrator.

We have initiated litigation in the U.K. against the vendor related to our acquisition of Checkline. In that litigation we claim damages against the vendor related to representations made about Checkline and related to a separation agreement with the vendor. The vendor has asserted in response claims of its own. Management believes there is no merit to these claims asserted by vendor and intends to defend them vigorously.

The Company has received a letter from a customer asserting that the Company has an indemnification obligation to the customer relating to an intellectual property claim. The Company has not yet fully reviewed the claim but believes on a preliminary review that it has a meritorious defense.

FACTORS THAT MAY AFFECT FUTURE RESULTS

In addition to the other factors identified in this Report on Form 6-K, the following risk factors could materially and adversely affect the Company’s future operating results, and could cause actual events to differ materially from those predicted in the Company’s forward looking statements relating to its business.

Economic slowdown.

The slowdown in the US and European economies has affected the market for information technology solutions, including the Company’s products and services, and the Company’s future financial results will depend, in part, upon whether this slowdown continues.

As a result of unfavorable economic conditions and reduced capital spending by the Company’s customers and potential customers, demand for the Company’s products and services has been adversely affected.

In the year ended January 31, 2003, the Company’s customers experienced weaker than expected demand from the German retail sector as a result of a weakening German economy and a fall off in demand post euro implementation. Consequently, the Company’s PoS product revenue was significantly lower for the year ended January 31, 2003 than for the year ended January 31, 2002. The German economic slowdown has continued through the first nine months of fiscal 2004 and we expect that it will continue through at least January 31, 2004. Consequently, we do not expect significant growth in the Company’s PoS product revenue in the current fiscal year.

Some companies may not view the Company’s products and services as critical to the success of their businesses. If these companies experience disappointing operating results, whether as a result of adverse economic conditions, competitive issues or other factors, they may decrease or forego software or electronic payment product expenditures before limiting their other expenditures or they may be unable to fulfill existing commitments to us.

In addition, the general condition of the economy, and by extension the Company’s business, can be affected by social, political and military conditions. For example, due to the war in Iraq, services revenues were materially adversely impacted in the three months ended January 31, 2003.

The factors outlined here have resulted in decreased revenues in fiscal 2003, and the nine months ended October 31, 2003, compared to fiscal 2002. The Company’s future results will be materially and adversely affected if this slowdown continues and the Company’s revenues continue to be adversely impacted. In light of the current economic environment we may continue to incur losses for the foreseeable future. If current economic conditions persist, we may have to implement further cost reduction initiatives that could adversely impact the Company’s ability to sustain growth if economic conditions improve at some time in the future.

We depend on sales of the Company’s electronic point-of-sale systems for payment card transactions for a significant portion of the Company’s total annual revenues.

A significant portion of the Company’s total revenue historically has been derived from the sale of the Company’s electronic payment card point-of-sale system products. We have historically marketed the Company’s electronic PoS system products solely in Europe, and particularly in Germany. For fiscal 2003, the Company’s customers in Germany accounted for over 68% of the Company’s electronic PoS system product revenues. We intend to continue to focus substantially all of the Company’s marketing efforts for the Company’s electronic PoS system products in Europe. As a result, the Company’s future results of operations will depend on continued market demand for, and acceptance of, these products in Europe in general. In the fiscal year ended January 31, 2003 the Company’s electronic PoS system product revenues decreased significantly compared with the prior fiscal year. The decrease was mainly attributable to the Company’s customers experiencing weaker than expected demand from the German retail sector as a result of a weakening German economy and a fall off in demand post euro implementation. The German economic slowdown has continued through the nine months ended October 31, 2003 and we expect that it will continue through at least January 31, 2004. Consequently, we do not expect significant growth in the Company’s PoS product revenue in the current fiscal year. A continued reduction in demand for the Company’s electronic PoS system products would continue to materially adversely affect the Company’s business, financial condition and results of operations.

Average selling prices for electronic PoS system products may continue to decline, adversely affecting the Company’s results of operations, particularly the Company’s revenue and operating and net income.

The market for electronic PoS system products is characterized by increasing price competition, which historically has caused the average selling prices of the Company’s electronic PoS systems to decrease over the life of each product, whilst average sales prices for the company’s PoS system products increased in the three months ended October 31, 2003. We expect this trend of falling prices to continue. To offset declines in the average selling prices of the Company’s electronic PoS system products, we will need to continue to reduce the cost of these products by implementing cost reduction design changes, obtaining cost reductions as and if volumes increase and successfully managing manufacturing and subcontracting relationships. We do not operate our own manufacturing facilities, and, as a result, we may not be able to reduce the Company’s costs as rapidly as companies that operate their own manufacturing facilities. If we do not design and introduce lower cost versions of the Company’s electronic PoS system products in a timely manner or successfully manage our manufacturing relationships, margins on the Company’s electronic PoS system products will decrease. A decrease in margins or an accelerated decrease in average selling prices could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s business is subject to currency fluctuations that can adversely affect the Company’s operating results.

Due to the Company’s multinational operations, the Company’s business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the euro. In particular, the value of the U.S. dollar to the euro impacts the Company’s operating results. The Company’s expenses are not necessarily incurred in the currency in which revenue is generated, and, as a result, we are required from time to time to convert currencies to meet the Company’s obligations. These currency conversions are subject to exchange rate fluctuations, and changes to the value of the euro relative to other currencies could adversely affect the Company’s business and results of operations. For example, as sales of the Company’s electronic PoS systems in Germany are denominated in euro, the decrease in value of these sales has meant that the Company’s euro costs were greater than the Company’s euro revenue in the nine months ended October 31, 2003. As a result, the increase in value of the euro relative to other currencies has had a negative impact on the Company’s margins.

In addition, the Company’s consolidated financial statements are prepared in euro and translated to U.S. dollars for reporting purposes. As a result, even when foreign currency expenses substantially offset revenues in the same currency, the Company’s net income may be diminished, or the Company’s net loss increased, when reported in U.S. dollars in the Company’s financial statements.

The Company’s quarterly and annual operating results are difficult to predict because they can fluctuate significantly. This limits your ability to evaluate the Company’s historical financial results and increases the likelihood that the Company’s results will fall below market analysts’ expectations, which could cause the price of the Company’s ADSs to drop rapidly and severely.

We have experienced significant quarterly and annual fluctuations in operating results and cash flows and we expect that these fluctuations will continue and could intensify in future periods. In addition, the Company’s revenue is difficult to predict for several reasons. As a result, we believe that the Company’s quarterly revenue, expenses and operating results are likely to vary significantly in the future. Thus, it is likely that in some future quarters the Company’s results of operations will be below the expectations of public market analysts and investors, which could have a severe adverse effect on the trading price of the Company’s ADSs.

We also believe that period-to-period comparisons of the Company’s quarterly operating results are not necessarily meaningful and that, as a result, these comparisons should not be relied upon as indications of the Company’s future performance.

Quarterly and annual fluctuations have been, and may in the future be, caused by factors which include:

•	the size and timing of orders

•	currency fluctuations

•	product mix

•	the rate of acceptance of new products, product enhancements and technologies

•	purchasing and payment patterns of the Company’s customers

•	the Company’s pricing policies and those of the Company’s competitors

•	ability to control costs

•	deferral of customer orders

•	customer buying cycles and changes in these buying cycles

•	general condition of market or markets served by the Company’s customers

•	general economic factors, including economic slowdown or recession

•	product or service quality problems

•	impact of declines in net revenue in a particular quarter as compared to relatively fixed nature of the Company’s expenses in the short term

•	impairment charges arising from recent acquisitions or future acquisitions

•	economic conditions which may affect the Company’s customers and potential customers’ budgets for IT expenditure

•	timing of product implementations, which are highly dependent on customers’ resources and discretion

•	timing and market acceptance of new products or product enhancements by either us or the Company’s competitors

In addition, the Company’s revenue is difficult to predict for the following reasons:

•	we have generally recognized a substantial portion of the Company’s revenue in the last month of each quarter

•	the market for the Company’s software products is rapidly changing and competitive

•	the sales cycle for the Company’s products is typically 6 to 12 months and varies substantially from customer to customer

As a result, if revenue in any quarter falls below expectations, expenditure levels could be disproportionately high as a percentage of revenue, and the Company’s business and operating results for that quarter would be adversely affected, perhaps materially.

To be successful, we will need to effectively respond to future changes in the rapidly developing markets in which we sell the Company’s software products.

The markets for the Company’s electronic payment software and funds management software are rapidly evolving and changing. The market is influenced by rapidly changing technologies, evolving industry standards, changes in customer requirements and preferences and frequent introductions of new products and services embodying new technologies. The Company’s ability to enhance existing products and to design, develop, introduce and support new software products on a cost effective and timely basis that meet changing market needs and respond to technological developments is critical to the Company’s future success. In addition, these products will need to support industry standards and interoperate with a variety of third parties’ products, including those of the Company’s competitors. We may be unable to develop interoperable products, and widespread adoption of a proprietary or closed electronic payment standard could preclude us from effectively doing so. Also, the number of businesses and cardholders engaged in electronic commerce may not grow or could decrease, reducing the potential market for the Company’s electronic commerce products.

We are, from time to time, subject to legal proceeding and adverse determinations in these proceedings could harm the Company’s business.

We are, from time to time, involved in lawsuits and legal proceedings, which arise in the ordinary course of business. An adverse resolution of these matters could significantly negatively impact the Company’s financial position and results of operations.

We may incur significant costs from class action litigation as a result of expected volatility in the Company’s common stock.

We may fail to adequately integrate acquired products, technologies or businesses.

Over the past several years, we evaluated opportunities to acquire additional product offerings, complementary technologies and businesses and made six such acquisitions. The acquisitions we have made have resulted in amortization of acquired intangible assets and impairment of goodwill and diversion of the Company’s management’s attention. As a result of the Company’s acquisitions, the Company’s operating expenses have increased and may increase further in the current fiscal year as a result of restructuring costs incurred to consolidate and rationalise the acquired businesses’ cost bases and geographic locations. Further, due to the economic slowdown the revenues from the acquired businesses may not be sufficient to support the costs associated with those businesses without adversely affecting the Company’s operating margins.

We intend to continue to evaluate opportunities to acquire additional product offerings, complementary technologies and businesses. For example, on November 1, 2003,we acquired DataFlow Services for a total consideration of approximately US$5 million. We may be unable to locate further attractive opportunities or acquire any that we locate on attractive terms. Future acquisitions could result in potentially dilutive issuances of equity securities, the expenditure of a significant portion of the Company’s available cash, the incurrence of debt and contingent liabilities, which could materially adversely affect the Company’s results of operations. Product and technology acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management’s attention from other business concerns, risks of entering markets in which we have no or limited prior experience and the potential loss of key employees of acquired companies. Further, the revenues from the acquired businesses may not be sufficient to support the costs associated with those businesses, without adversely affecting the Company’s operating margins in the future. We may be unable to integrate successfully any operations, personnel or products that have been acquired or that might be acquired in the future and the Company’s failure to do so could have a material adverse effect on the Company’s results of operations.

Cost-reduction efforts may adversely impact the Company’s productivity and service levels.

During fiscal year 2002, we instituted various cost-control measures affecting various aspects of the Company’s business operations. We had a reduction in the Company’s workforce of approximately 18% in fiscal 2002, approximately 30% in fiscal 2003 and a further reduction of 14% as of October 31, 2003. Given current economic conditions and the Company’s declining revenues over the last several quarters, we may in the future be required to take additional cost-saving actions to reduce the Company’s losses and to conserve cash. The failure to achieve such future cost savings could have a material adverse effect on the Company’s financial condition. As a result of involuntary employee terminations, employee morale and productivity has been negatively impacted. The actions taken to date, or that may be taken in the future, may have a similar or greater adverse impact on the Company’s employees’ morale and productivity. As a result, the future competitiveness of the Company’s products and business, and the future results of the Company’s operations may be materially negatively impacted and we may be unable to react to market changes in a timely fashion.

The Company’s stock has experienced and may continue to undergo extreme market price and volume fluctuations.

Stock markets in general, and the Nasdaq Stock Market in particular, have experienced extreme price and volume fluctuations, especially in recent years. Broad market fluctuations of this type may adversely affect the market price of the Company’s ADSs. The stock prices for many companies in the technology sector have experienced wide fluctuations that often have been unrelated to their operating performance. The market price of the Company’s stock has experienced, and may continue to undergo extreme fluctuations due to a variety of factors, including, but not limited to:

•	general and industry-specific business, economic and market conditions

•	actual or anticipated fluctuations in operating results, including as a result of any impairment of goodwill related to the Company’s past acquisitions

•	changes in or the Company’s failure to meet analysts’ or investors’ estimates or expectations

•	public announcements concerning us, including announcements of litigation

•	the Company’s competitors or the Company’s industry

•	introductions of new products or services or announcements of significant contracts by us or the Company’s competitors

•	acquisitions, strategic partnerships, joint ventures, or capital commitments by us or the Company’s competitors

•	adverse developments in patent or other proprietary rights

•	announcements of technological innovations by the Company’s competitors

We historically derived a significant amount of the Company’s revenues from a limited number of customers.

A significant percentage of the Company’s revenue historically has been derived from a limited number of the Company’s customers, primarily customers for the Company’s point-of-sale products. Approximately 16% of the Company’s total revenue for the three months ended October 31, 2003, was attributable to the Company’s three largest customers in the quarter. In the nine months ended October 31, 2003, 18% of the Company’s total revenue was attributable to the Company’s three largest customers in the nine months. Historically German customers for the Company’s Point-of-sale products were primarily the Company’s largest customers. As a result of the German economic slowdown, the Company’s product revenue in fiscal 2002 was materially adversely impacted by a reduction in sales to the Company’s three largest customers, all of whom were German and who, in the fiscal year ended January 31, 2002 accounted for 26% of total revenue. The future loss of any major customer, or any reduction or delay in orders by any major customer, could have a similar material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s success depends on the Company’s ability to manage and expand the Company’s software direct sales force.

We have sold the Company’s software products almost exclusively through the Company’s direct sales force. The Company’s future revenue growth will depend in large part on the Company’s ability to recruit, train and manage additional software sales personnel worldwide and generate increased sales productivity from the Company’s existing sales force. We have experienced and continue to experience difficulty in recruiting qualified software sales personnel with relevant experience, particularly in the United States, and the market for these personnel is highly competitive. We may not be able to successfully expand the Company’s software direct sales force, any expansion of the sales force may not result in increased revenue and we may fail to increase productivity from the Company’s existing sales force. The Company’s business and results of operations will be materially adversely affected if we fail to successfully expand the Company’s software direct sales force or if we fail to increase productivity from the Company’s existing software sales force.

We have incurred losses during the Company’s operating history. These losses may continue for the foreseeable future, and we may not achieve or maintain profitability.

We incurred net losses of US$44.8 million in fiscal year 2003, US$100.0 million in fiscal year 2002 and US$32.6 million in fiscal year 2001. We may continue to incur losses on both a quarterly and annual basis. Moreover, we expect to continue to incur significant costs of services and substantial operating expenses. Therefore, we will need to significantly increase the Company’s revenues to achieve and maintain profitability and a positive cash flow. We may not be able to generate sufficient revenues to achieve profitability.

The Company’s declining cash balance and low stock price may affect the Company’s potential and current customers’ and partners’ perception of the Company’s viability, which in turn could affect the Company’s ability to close sales and partnership transactions. Notwithstanding the fact that we have a substantial cash balance, concerns about the Company’s perceived financial viability were a factor in multiple potential and actual customer transactions and partner relationships during fiscal year 2003 and the nine months ended October 31, 2003. We attribute these concerns primarily to the following: we are not yet profitable and thus must use the Company’s cash balance (offset by revenues) to fund the Company’s operations; the Company’s stock price experienced a dramatic decline from 2000 to 2002; the Company’s stock price has been, and continues to be, extremely volatile; and some of the Company’s competitors are better funded, more established, or significantly larger than we are.

We will continue to use the Company’s cash balance (offset by revenues) to fund the Company’s operations until we achieve profitability (which may not occur); thus, the Company’s cash balance declined during the nine months ended October 31, 2003 and may continue to decline during the remainder of fiscal 2004. Therefore, we expect these concerns about the Company’s perceived viability to continue throughout at least fiscal 2004.

Some may claim that we infringe their intellectual property rights, which could result in costly litigation or require us to reengineer or cease sales of the Company’s products.

We believe that the Company’s products do not infringe upon the intellectual property rights of others and that we have all rights necessary to use the intellectual property employed in the Company’s business. However, we have not performed patent searches for all of the technologies encompassed in the Company’s products. Third parties may in the future claim that the Company’s current or future products infringe their proprietary rights. Any infringement claim, with or without merit, could result in costly litigation or require us to pay damages, reengineer or cease sales of the Company’s products, delay product installments or develop non-infringing intellectual property, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. Infringement claims could also require us to enter into royalty or licensing agreements. Licensing agreements, if required, may not be available on terms acceptable to us or at all.

New versions and releases of the Company’s products may contain errors or defects.

The Company’s electronic payment software products and PoS devices are complex and, accordingly, may contain undetected errors or failures when first introduced or as new versions are released. This may result in the loss of, or delay in, market acceptance of the Company’s products. We have in the past discovered software errors in the Company’s new releases and new products after their introduction. We have experienced delays in release, lost revenues and customer frustration during the period required to correct these errors. We may in the future discover errors and additional scalability limitations in new releases or new products after the commencement of commercial shipments or be required to compensate customers for such limitations or errors, as a result of which the Company’s business, cash flow, financial condition and results of operations could be materially adversely affected.

The Company’s reliance on a sole third party to manufacture the Company’s electronic PoS system products involves risks, including, in particular, reduced control over the manufacturing process and product quality.

The Company’s electronic PoS system products are currently manufactured by Plexus Corp. (UK) Limited. The Company’s reliance on a single outsourced manufacturer involves significant risks, including:

•	reduced control over delivery schedules, quality assurance and cost

•	the potential lack of adequate manufacturing capacity

•	the potential misappropriation of the Company’s intellectual property

We must make binding forecasts as much as three months in advance of expected delivery dates. If product sales do not meet these forecasts, the Company’s cashflow would be adversely impacted, and the risk that the Company’s inventory could become obsolete would increase. If Plexus Corp. (UK) Limited ceases manufacturing the Company’s electronic PoS system products or increases its prices, we may not be able to rapidly obtain alternative capacity at a comparable price. Any delay in delivery of products to the Company’s customers or any increase in manufacturing costs could have a material adverse effect on the Company’s business and results of operations.

We have in the past received products that contained defects from the Company’s manufacturers. Because we warrant the quality of the Company’s electronic PoS system products to the Company’s customers, we have been required to repair or replace defective products at the Company’s own expense. This expense has in the past exceeded the amounts reimbursed to us by the manufacturers.

Any repetition of these or similar problems could have a material adverse effect on the Company’s reputation, business and results of operations.

Increased competition may result in decreased demand for the Company’s products and services, which may result in reduced revenues and gross margins and loss of market share.

The market for electronic payment software and electronic PoS systems is intensely competitive and we expect competition to continue to increase. The Company’s competitors include VeriFone, Ingenico, Hypercom and Thales/Krone for the Company’s electronic PoS system products, and Transaction System Architects, Checkfree and Pega Systems for the Company’s software products. In addition, the companies with whom we have strategic relationships could develop products or services, which compete with the Company’s products or services. Further, several of the customers who currently use the Company’s products or the public companies with whom we have entered into strategic relationships to use and market the Company’s products may develop competing products. Growing competition may result in reduced revenues and gross margins and loss of market share, any one of which could have a material adverse effect on the Company’s business, financial condition and results of operations. Some competitors in the Company’s market have longer operating histories, significantly greater financial, technical, marketing and other resources, greater brand recognition and a larger installed customer base than we do. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their product offerings and to offer more comprehensive solutions. We also expect to face additional competition as other established and emerging companies enter the market for electronic payment or funds management solutions.

We face risks associated with the Company’s international operations that could harm the Company’s financial condition and results of operations.

In previous fiscal years a significant percentage of the Company’s revenues has been generated by the Company’s international operations, and the Company’s future growth rates and success are in part dependent on continued growth and success in international markets. We expect this trend to continue.

As is the case with most international operations, the success and profitability of the Company’s international operations are subject to numerous risks and uncertainties that include, in addition to the risks the Company’s business as a whole faces, the following:

•	difficulties in travel due to war or health warnings, such as SARS, preventing free movement of our employees to existing and potential customer sites

•	differing regulatory and industry standards and certification requirements

•	the complexities of foreign tax jurisdictions

•	reduced protection for intellectual property rights in some countries

•	currency exchange rate fluctuations

•	import or export licensing requirements

For example, in the three month period ended January 31, 2003 our revenue was adversely impacted by the war on Iraq as we were unable to fulfill a customer contract in the Middle East.

We depend on a few key personnel to manage and operate us.

The Company’s success is largely dependent on the personal efforts and abilities of the Company’s senior management. Following headcount reductions in fiscal 2003 and the nine months ended October 31, 2003; the Company has reduced the number of executives and is more dependent for its future success on the remaining executives. The loss of certain members of the Company’s senior management, including the Company’s chief executive officer and chief financial officer, could have a material adverse effect on the Company’s business and prospects.

Following headcount reductions in fiscal 2002, fiscal 2003 and the nine months ended October 31, 2003, the Company’s success is also dependent on some remaining key employees who are skilled in e-commerce, payment, funds management, payment reconciliation, exception and risk management, Internet and other technologies. The loss of these key individuals could have a material adverse effect on the Company’s business.

If we are unable to retain and attract highly skilled personnel with experience in the electronic payment and banking industries, we may be unable to grow the Company’s business.

We must retain and attract, when necessary, highly skilled personnel with knowledge in e-commerce, payment, funds management, payment reconciliation, exception and risk management, Internet and other technologies.

We are dependent upon the ability to attract and hire when necessary as well as train and retain those highly skilled technical, sales and marketing, software engineers and support personnel we currently employ. Competition for experienced qualified personnel is intense. As a result we may experience increased compensation costs that may not be offset through either improved productivity or higher sales prices. There can be no assurances that we will be successful in retaining existing personnel or in attracting and recruiting experienced qualified personnel. Based on the Company’s experience, it takes an average of nine months for a salesperson to become fully productive. We may not be successful in increasing the productivity of the Company’s sales personnel, and the failure to do so could have a material adverse effect on the Company’s business, operating results and financial condition.

The standards for electronic commerce payment transactions that we support may not achieve broad market acceptance or market acceptance may be slower than anticipated.

An important aspect of the Company’s business strategy is to continue to develop software products that support approved security standards for payment card transactions over the Internet. In the period from 1996 to 2000, Trintech invested significantly in providing support for the SET standard in its products, but this standard has not gained critical mass for adoption. Trintech continues to support the SSL standard that is commonly in use in the payments industry.

The emergence of the new 3-D Secure protocol is an important new development, which is approved by VISA in its Verified by Visa initiative and by MasterCard in its SecureCode initiative. Trintech is providing support for the 3-D Secure protocol in its financial transaction processor acquiring products, and may do so in other products where market opportunities are identified. However, the rate of adoption of the 3-D Secure standard—and its optional extensions for chip, mobile commerce and voice messaging—is unknown. Future sales of the Company’s e-payment products may be adversely affected if these standards do not achieve board market acceptance.

In addition, the Company’s electronic PoS system products support the DES, Triple DES and RSA Security public key security algorithms to meet the security standards required by the Company’s customers. If the Company’s customers’ security standard requirements were to change unexpectedly this could adversely affect the Company’s prospects and results of operations.

The Company’s growth may be limited if we fail to build an indirect sales channel.

Indirect sales channels accounted for approximately 4% of the Company’s total revenue in fiscal 2003. We have established relationships with a limited number of resellers and systems integrators and consultants. Some of these are new, early-stage relationships and, as such, are generally untested and many historical relationships have been unsuccessful due to the economic downturn, particularly these channels focussed on the market for electronic payments for internet payment transactions. The Company’s existing indirect channels will have to generate significant revenue moving forward, and we will need to establish additional indirect channels to be successful.

Because the Company’s stock price is low and volatile, we could be at risk of having the Company’s stock delisted from the Nasdaq National Market, which would harm the Company’s business in a number of ways.

The Company’s stock is publicly traded on the Nasdaq National Market, or Nasdaq. Nasdaq rules allow the stock of a company whose stock price remains below US$1 per share for 30 consecutive business days to be delisted (removed from the Nasdaq exchange such that shares can no longer be traded on Nasdaq), unless the company’s stock price exceeds US$1 for at least 10 consecutive business days within a 90-day grace period. The Company’s stock price was near or below US$1 per share for portions of fiscal year 2003.

If the Company’s stock were to be delisted from Nasdaq, the liquidity of the Company’s ADSs would be further reduced, which would likely cause the trading price of the Company’s ADSs to decline further. In addition, it is likely that customers, partners, and potential sources of funding would be less likely to do business with us on terms that we viewed as reasonable, and the Company’s operating results would suffer significantly accordingly.

Some of the Company’s products are relatively new to market and in the early stages of adoption, continued adoption of the Company’s products is not assured.

Some of the Company’s software solutions are still in early stages of adoption, and any unanticipated performance problems or bugs that we have not been able to detect could result in additional development costs, diversion of technical and other resources from the Company’s other development efforts, negative publicity regarding us and the Company’s products, harm to the Company’s customer relationships and exposure to potential liability claims. In addition, if our products do not enjoy wide commercial success and product acceptance and adoption is sluggish the Company’s long-term business strategy will be adversely affected or the introduction of new products or upgrades are delayed then they could have a material adverse effect on the Company’s business, operating results and financial condition.

We may be unable to protect the Company’s proprietary rights. Unauthorized use of the Company’s technology may result in development of products which compete with the Company’s products.

The Company’s success depends in part on the Company’s ability to protect the Company’s rights in the Company’s electronic payment and PoS system technology. We rely upon a combination of patents, contractual rights, trade secrets, copyright laws and trademarks to establish and protect these rights. We also seek to avoid disclosure of the Company’s trade secrets through a number of other means, including entering into confidentiality agreements with the Company’s employees, consultants and third parties to seek to limit and protect the distribution of the Company’s proprietary information regarding this technology. However, we cannot assure you that any of the Company’s proprietary rights with respect to the Company’s products will be effective, particularly products acquired through acquisition. Unauthorized parties may copy aspects of the Company’s products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have executed. We may not become aware of, or have adequate remedies in the event of, a breach.

The Company’s industry and the Company’s customers’ industry are subject to government regulations that could limit the Company’s ability to market the Company’s products.

The Company’s current and prospective customers include non-U.S. and state and federally chartered banks and savings and loan associations. These customers, as well as customers in other industries that we plan to target in the future, operate in markets that are subject to extensive and complex regulation. While we are not directly subject to this regulation, the Company’s products and services must be designed to work within the extensive and evolving regulatory constraints under which the Company’s customers operate. If the Company’s products fail to comply with regulations applicable to the Company’s customers, or if we cannot timely and cost-effectively respond to changes in the regulatory environments of each of the Company’s customers, the Company’s product sales could be materially adversely affected, which could have a material adverse effect on the Company’s business, prospects and results of operations.

Exports of software products utilizing encryption technology are generally restricted by the U.S., Irish, German and various other foreign governments. The Company’s inability to obtain and maintain required approvals under these regulations could adversely affect the Company’s ability to sell the Company’s products. Also, U.S., Irish, German or other foreign legislation or regulations may further limit levels of encryption or authentication technology that may be sold or exported. Any export restrictions of this sort, new legislation or regulations, or increased costs of compliance could have a material adverse effect on the Company’s business, results of operations and prospects.

The Company’s electronic PoS system products must comply with standards established by telecommunications authorities in various countries, as well as with recommendations of quasi-regulatory authorities and standards-setting committees. Failure to comply with these standards and recommendations could limit the Company’s ability to sell these products.

We rely on strategic relationships that may not continue in the future.

We have developed strategic relationships with larger, public companies. Historically, we have relied in part on these relationships to co-market the Company’s products and generate leads for the Company’s direct sales force, particularly in the market for electronic payment solutions for Internet payment transactions. However, these relationships are not exclusive, and the third party generally is not obligated to market the Company’s products or provide leads. We will need to establish additional strategic relationships to be successful.

Trading in the Company’s shares could be subject to extreme price fluctuations and the holders of the Company’s ADSs could have difficulty trading their shares.

Due to the volatility of the Company’s stock price, we may in the future be the target of securities class action litigation. Securities litigation could result in substantial costs and divert the Company’s management’s attention and resources. In addition, although the Company’s ADSs are quoted on the Nasdaq National Market and the Frankfurt Stock Exchange Prime Standard (Regulated Market), the daily trading volume has been limited. An active trading market may not develop or be sustained. These factors could adversely affect the market price of the ADSs.

The rights of shareholders in Irish corporations may be more limited than the rights of shareholders in United States and German corporations.

The rights of holders of ordinary shares and, therefore, some of the rights of ADS holders, are governed by Irish law and the laws of the European Union. As a result, the rights of the Company’s shareholders differ from, and may be more limited than, the rights of shareholders in typical United States or German corporations. In particular, Irish law significantly limits the circumstances under which shareholders of Irish corporations may bring derivative actions.

The Company’s three largest shareholders have the ability to significantly influence or control corporate actions, which limits the ability of the holders of the Company’s ADSs to influence or control corporate actions. This concentration of ownership also can reduce the market price of the Company’s ADSs.

The Company’s three largest shareholders have the ability to significantly influence the election of directors and the outcome of all corporate actions requiring shareholder approval. This concentration of ownership also may have the effect of delaying or preventing a change in control of us, which in turn could reduce the market price of the Company’s ADSs.

The Company’s corporate tax rate may increase, which could adversely impact the Company’s cash flow, financial condition and results of operations.

We currently have operations in the Republic of Ireland and may generate a significant portion of the Company’s future taxable income there. Currently, some of the Company’s Irish subsidiaries are taxed at rates substantially lower than U.S. or German tax rates. If the Company’s Irish subsidiaries were no longer to qualify for these lower tax rates or if the applicable tax laws were rescinded or changed, the Company’s operating results could be materially adversely affected. In addition, if German, U.S. or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner in which the Company’s subsidiaries’ profits are currently recognized, or if the Company’s ability to offset historical losses against future profits, if they occur, was reduced, the Company’s taxes could increase, and the Company’s business, cash flow, financial condition and results of operations could be materially adversely affected.

The German takeover code, the Company’s articles of association and Irish law may make an acquisition of us more difficult, which could affect the trading price of the Company’s ADSs.

As required by the Neuer Markt, and later by the Frankfurt Stock Exchange Prime Standard (Regulated Market), we have adopted the takeover code recommended by the Stock Exchange Expert Commission at the German Federal Ministry of Finance. Although this takeover code does not have the force of law, it is generally required by the Frankfurt Stock Exchange that companies listed on the Frankfurt Stock Exchange acknowledge these takeover provisions. The applicability of the takeover code, as well as provisions of the Company’s articles of association and Irish law, could delay, defer or prevent a change of control of us, which in turn could reduce the market price of the Company’s ADSs. In addition, the rights of the Company’s shareholders under the takeover code could differ from the rights of shareholders under the United States federal and state laws governing tender offers and takeovers.

We could be subject to potential product liability claims and third party liability claims related to products and services.

The Company’s electronic payment software products are used for the processing of payment card transactions. Any errors, defects or other performance problems could result in financial or other damages to the Company’s customers. A product liability claim brought against us, even if not successful, would likely be time consuming and costly and could seriously harm the Company’s business. Although the Company’s customer license agreements typically contain provisions designed to limit the Company’s exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. The law relating to the liability of providers of listings of products and services sold over the Internet for errors, defects or other performance problems with respect to those products and services is currently unsettled. Any claims or litigation could still require expenditures in terms of management time and other resources to defend ourselves. Liability of this sort could require us to implement measures to reduce the Company’s exposure to this liability, which may require us, among other things, to expend substantial resources or to discontinue certain product or service offerings.

In the future we may need to raise additional capital in order to remain competitive in the market for electronic payment solutions and funds management software. This capital may not be available on acceptable terms, if at all.

We believe that the Company’s existing cash and cash equivalents and the Company’s anticipated cash flow from operations will be sufficient to meet the Company’s working capital and operating resource expenditure requirements for at least the next year. After that, we may need to raise additional funds and we cannot be certain that we will be able to obtain additional financing on favorable terms, if at all. If we cannot raise funds on acceptable terms, if and when needed, we may not be able to develop or enhance the Company’s products and services, take advantage of future opportunities, grow the Company’s business or respond to competitive pressures or unanticipated requirements, which could seriously harm the Company’s business.

We depend on increasing use of the Internet and on the growth of electronic business. If the use of the Internet and electronic business do not grow as anticipated, the Company’s business may be materially adversely impacted.

The Company’s business in part depends on the increased acceptance and use of the Internet and wireless networks as a medium of commerce and communication. Rapid growth in the use of the Internet and wireless networks is a recent phenomenon.

As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of business customers may not adopt or continue to use the Internet and wireless networks as a business medium. Demand for some of the Company’s products, such as PayWare Resolve may be materially impacted if a sufficiently broad base of business customers did not continue to use the internet and wireless networks as a business medium.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC

By:	/s/ R. Paul Byrne
R. Paul Byrne
Chief Financial Officer

Dated: December 15, 2003